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EXHIBIT 14

CODE OF ETHICAL CONDUCT

Purpose

This Code of Ethical Conduct ("Code") applies to the all directors, officers and employees ("Covered Individuals") of Syntel, Inc. and its subsidiaries ("Syntel"). This Code is intended to deter wrongdoing and promote honest and ethical conduct (including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships); full, fair, accurate, timely, and understandable disclosure in public reports and in other public communications; compliance with applicable governmental laws, rules and regulations; proper internal reporting of violations of the Code; and accountability for adherence to the Code. This Code is intended to compliment Syntel's policies and employee handbook (the "Policies"), and all Covered Individuals are required to comply with all applicable Policies.

         If you have any questions regarding the best course of action in a particular situation, you should promptly contact the Chief Administrative Officer.

Responsibilities

Each Covered Individual shall have the following responsibilities:

1. Covered Individuals must conduct themselves with the highest standards of integrity, honesty, ethics and fairness to avoid any conflict between their personal interests and the interests of Syntel. A conflict of interest exists whenever a Covered Individual's interest in a competitor, customer or supplier is to the extent or nature that it affects, or appears to affect, the Covered Individual's responsibilities to Syntel. In this regard, all Covered Individuals should avoid even the appearance of impropriety.

2. No Covered Individual may become directly or indirectly involved as a director, consultant or otherwise with any Syntel competitor, customer or supplier, without the prior written approval of the Board of Directors. No Covered Individual may accept a position with any other company if the time demand of the position will impair the Covered Individual's ability to fulfill his or her obligations to Syntel.

3. Covered Individuals may not own a financial interest in, lend substantial sums to or borrow substantial funds from any Syntel customer, supplier or competitor that might cause divided loyalty or even the appearance of divided loyalty.

4. No Covered Individual may conduct Syntel business with a member of his or her family, or with an individual or a business organization with which the Covered Individual or the Covered Individual's family has an association, without first obtaining written approval from the Board of Directors.

5. A Covered Individual may not personally take advantage of a business opportunity rightfully belonging to Syntel or derive personal profit, gain or advantage (other than related to his or her compensation from or investment in Syntel) as a result of any transaction undertaken on behalf of Syntel. Covered Individuals should neither purchase nor seek to purchase any corporate asset not offered publicly for purchase, either directly or indirectly through family or other affiliations.

6. Each Covered Individual must promptly disclose in writing actual or
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potential conflicts of interest to the Board of Directors. The Board of
Directors will review the matter and communicate Syntel's position in writing. Approval will not be given unless the relationship will neither interfere with the Covered Individual's duties nor damage Syntel or its reputation.

7. It is Syntel's policy to comply with all applicable legal requirements, especially applicable laws and regulations. Covered Individuals shall acquire sufficient understanding of applicable laws and regulations in order to recognize danger areas and to know when legal advice may be needed. A Covered Individual shall immediately report to Syntel's Chief Administrative Officer any known violation of laws or regulations and the Chief Administrative Officer shall report all material violations to the Board of Directors.

8. The Covered Individuals shall ensure that Syntel has adequate processes and procedures to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Syntel files with or submits to, the U.S. Securities and Exchange Commission and in other public communications made by Syntel.

Violations of the Code of Ethics

         Any violation of this Code shall be reported immediately by the Covered Individual, or any other person aware of the violation, to Syntel's Chief Administrative Officer, who shall report all material violations to the Board of Directors. The Board of Directors, with the advice of internal or outside legal counsel, as they deem appropriate, shall determine the steps to be taken to correct the violation and the internal penalties, if any, to be applied.

         Any waiver of this Code for any directors or executive officers must be approved by the Board of Directors and must be promptly disclosed as required by law.

Adherence and Accountability

Each Covered Individual will be held accountable for his or her adherence to this Code. The failure of any Covered Individual to comply with the Code may result in disciplinary action, up to and including termination of her/his relationship with Syntel. Violations of this Code may also constitute violations of law and may result in civil and criminal penalties for the Covered Individuals and/or the Company.
Disclaimer

         This Code is not intended and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.